Urban Outdoors, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022

Urban Outdoors, Inc.

Balance Sheet

	Dec 2022
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking (3985)	5,928.27
PayPal	0.00
PayPal Clearing	0.00
Total Bank Accounts	**$ 5,928.27**
Other Current Assets	
Money In Transit	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 5,928.27**
TOTAL ASSETS	**$ 5,928.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Blue Business CC (11008)	13,055.25
Chase CC (0367)	17,999.72
Total Credit Cards	**$ 31,054.97**
Other Current Liabilities	
Accrued Expenses	51.91
Deferred Employer Payroll Taxes	0.00
Payroll Liability	0.00
Total Other Current Liabilities	**$ 51.91**
Total Current Liabilities	**$ 31,106.88**
Total Liabilities	**$ 31,106.88**
Equity	
Common Stock	-13,646.90
Dividends Received	0.00
Opening balance equity	-50,100.39
Retained Earnings	80,294.53
SAFE Convertible Securities	43,000.00
Uncategorized Equity	2,000.00
Net Income	-86,725.85
Total Equity	**-$ 25,178.61**
TOTAL LIABILITIES AND EQUITY	**$ 5,928.27**

Unaudited


Urban Outdoors, Inc.

Income Statement


	Total
Income	
Advertising Income	58,827.02
Uncategorized Income	2,108.16
Total Income	$ 60,935.18
Gross Profit	$ 60,935.18
Total Expenses	$ 141,739.44
Net Operating Income	-$ 80,804.26
Other Income	
Other Income	561.34
Total Other Income	$ 561.34
Other Expenses	
Interest Expense	5,258.00
Total Other Expenses	$ 5,258.00
Net Other Income	-$ 4,696.66
Net Income	-$ 85,500.92

Urban Outdoors, Inc.

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-85,500.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Money In Transit	0.00
Amex Blue Business CC (11008)	1,227.14
Chase CC (0367)	472.48
Accrued Expenses	51.91
Payroll Liability	-169.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 1,581.83
Net cash provided by operating activities	-$ 83,919.09
FINANCING ACTIVITIES	
Common Stock	-13,646.90
Dividends Received	50,477.40
SAFE Convertible Securities	43,000.00
Uncategorized Equity	2,000.00
Net cash provided by financing activities	$ 81,830.50
Net cash increase for period	-$ 2,088.59

Statement of Changes in Equity

Equity	
Common Stock	-13,646.90
Dividends Received	0.00
Opening balance equity	-50,100.39
Retained Earnings	80,294.53
SAFE Convertible Securities	43,000.00
Uncategorized Equity	2,000.00
Net Income	-86,725.85
Total Equity	-$ 25,178.61

Urban Outdoors Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Urban Outdoors Inc. (the "Company") is a corporation organized in April 2022 under the laws of Delaware. The company was previously formed as a LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.